[redacted]

14008086

P.E. 6/27/2014

CFIT

NO ACT

June 30, 2014

Act: 1933
Section: FORM S3
Rule:
Public Availability: 6/30/2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: NorthStar Realty Finance Corp.
Incoming letter dated June 27, 2014

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The NRF/Sub-REIT Merger will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and New NRF will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New NRF may take into account NRF's reporting history under the Exchange Act in determining its eligibility to use Form S-3. NRF's reporting history under the Exchange Act may also be used in determining whether New NRF "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Division will not object if New NRF, as successor to NRF, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Registration Statements, provided that New NRF adopts the Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Received SEC

JUN 30 2014

Washington, DC 20549

Evan S. Jacobson
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

June 30, 2014

Mail Stop 4561

Robert W. Downes
Sullivan & Cromwell, LLP
125 Broad Street
New York, New York 10004-2498

Re: NorthStar Realty Finance Corp

Dear Mr. Downes:

In regard to your letter of June 27, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

Securities Act of 1933:
Rule 414
Forms S-3 and S-8

Securities Exchange Act of 1934:
Rule 12g-3 and 12b-2

June 27, 2014

Office of the Chief Counsel,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Ladies and Gentlemen:

On behalf of our client, NorthStar Realty Finance Corp. ("NRF"), a Maryland corporation, we are submitting this letter in connection with the proposed Reorganization and Distribution described below, which involve, as one step of the Reorganization, the merger (the "NRF/Sub-REIT Merger") of NRF with and into its subsidiary NRFC Sub-REIT Corp. (before the Reorganization, "Sub-REIT," after the Reorganization, "New NRF"), also a Maryland corporation, which will be renamed NorthStar Realty Finance Corp. upon completion of the NRF/Sub-REIT Merger. The Reorganization (including the NRF/Sub-REIT Merger) will eliminate the existing NRF holding company structure and facilitate the Distribution in a manner that is most beneficial to NRF's common stockholders.

NRF, which is organized to qualify as a real estate investment trust ("REIT"), is contemplating a series of transactions pursuant to which it will (i) collapse its three-tier holding company structure into a single holding company (the "Reorganization") and (ii) distribute its asset management business (the "Distribution") to its common stockholders by way of a dividend of shares of a newly formed Delaware corporation, NorthStar Asset Management Group Inc. ("NSAM"). As a result of the Reorganization, in the NRF/Sub-REIT Merger, each share of common and Preferred Stock (as defined below) of NRF will be converted by operation of Maryland law into a share of common and preferred stock, respectively, of New NRF, which also will be organized to qualify as a REIT. The issuance of common and preferred stock by Sub-REIT in connection with the Reorganization has been registered on a Form S-4 registration statement (the "Form S-4 Registration Statement"), which was declared effective by the Securities and Exchange Commission (the "Commission") on June 26, 2014. Also, as a result of the Reorganization, in the NRF/Sub-REIT Merger, Sub-REIT will assume all debt obligations of NRF. As a result of the Distribution, each common stockholder of New NRF will receive one share of common stock of NSAM for each share of common stock of NRF owned (together with the Reorganization, the "Transactions").[1] The board of directors of NRF has approved proceeding with the Transactions, a part of which is the completion of the Reorganization. It is the opinion of Venable LLP, NRF's Maryland counsel, that no vote of any common or preferred stockholders of NRF or Sub-REIT is required in connection with the Transactions, and therefore, no stockholder vote is being sought. In addition, it is our opinion that no vote of the holders of any debt securities of NRF, NorthStar Realty Finance Limited Partnership ("NRF LP"), a Delaware limited partnership and NRF's majority owned subsidiary, or Sub-REIT is required in connection with the Transactions, and therefore, no vote of debt holders is being sought.

On behalf of NRF, we hereby respectfully request an interpretive opinion or a no-action letter from the staff (the "Staff") of the Division of Corporation Finance of the Commission concurring in each of the following conclusions or opinions set forth below under Part IV, which we have reached on the basis of prior letters issued by the Staff referenced in this letter with respect to the applicability to the Reorganization of certain provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and

1 In connection with, and prior to, the Distribution, NRF expects to effect a 1-for-2 reverse stock split of New NRF common stock.

forms promulgated thereunder. We also hereby request the Staff's confirmation that New NRF may rely on the Staff's concurrence to the same extent as NRF.

I. NRF, NRF LP and Sub-REIT

A. General

NRF currently operates as a diversified commercial real estate investment and asset management company. With respect to real estate investments, NRF invests in multiple asset classes across commercial real estate which may take the form of acquiring real estate and originating or acquiring senior or subordinated loans, as well as pursuing opportunistic commercial real estate investments. NRF originates, structures, acquires and manages senior and subordinated debt investments secured primarily by commercial real estate. NRF also invests in real estate assets directly and indirectly through private equity funds and through strategic joint ventures. Such joint ventures include a strategic arrangement with RXR Realty LLC, a leading commercial real estate operating and investment management company focused on high-quality real estate investments in the New York Tri-State area, and a strategic relationship with James F. Flaherty III focused on building a preeminent healthcare platform to grow both NRF's healthcare real estate portfolio as well as to raise institutional capital for funds expected to be managed by NSAM.

NRF's asset management business currently is focused on advising on a fee basis certain non-traded public REITs that include NorthStar Real Estate Income Trust, Inc. ("NorthStar Income"), NorthStar Healthcare Income, Inc. ("NorthStar Healthcare") and NorthStar Real Estate Income II, Inc. ("NorthStar Income II" and, together with NorthStar Income and NorthStar Healthcare, the "Managed Companies"). In addition, NRF's asset management business acts as a special servicer and includes NorthStar Realty Securities, LLC, a broker-dealer that sells equity in the Managed Companies.

The first chart set forth in Exhibit A shows the current NRF corporate structure, including the securities issued by each entity.

B. NRF

NRF was formed in 2003, incorporated under the laws of the State of Maryland, and organized in order to qualify as a REIT. NRF first registered a class of securities (its common stock) in an initial public offering registered pursuant to Section 12(b) under the Exchange Act on October 25, 2004, subjecting it to the reporting requirements of Section

13 of the Exchange Act.[2] NRF has filed all reports required to be filed pursuant to the Exchange Act and the rules promulgated thereunder since that time and timely filed all quarterly and annual reports since 2005. NRF has been an accelerated filer or large accelerated filer since 2006 and has been a Form S-3 filer since April 26, 2006, the date on which NRF's first registration statement on Form S-3 became effective.

NRF is a holding company. The only assets that NRF holds directly are partnership interests in its subsidiary, NRF LP, a Delaware limited partnership, and a limited amount of cash. NRF conducts its operations, directly or indirectly, through NRF LP.

As of March 31, 2014, NRF had total assets of $6.2 billion, liabilities of $3.9 billion and total equity of $2.3 billion, including 327,026,653 issued and outstanding shares of common stock and approximately $0.7 billion total liquidation preference of four series of preferred stock, the 8.75% Series A Cumulative Redeemable Preferred Stock, the 8.25% Series B Cumulative Redeemable Preferred Stock, the 8.875% Series C Cumulative Redeemable Preferred Stock, and the 8.50% Series D Cumulative Redeemable Preferred Stock, and the 8.75% Series E Cumulative Redeemable Preferred Stock (collectively, the "Preferred Stock"). The common stock and the Preferred Stock are listed on the New York Stock Exchange (the "NYSE") and registered pursuant to Section 12(b) of the Exchange Act. NRF's Preferred Stock is subordinated to all other obligations of NRF, and structurally subordinated to the obligations of NRF LP and Sub-REIT, including the preferred stock of Sub-REIT. NRF's common stock is subordinated to NRF's Preferred Stock and obligations, as well as all obligations of NRF LP and Sub-REIT, including the preferred stock of Sub-REIT.

On March 31, 2014, NRF completed a registered exchange offer in which it issued $481.1 million of its 3.00% Senior Notes due 2014 (the "3.00% Senior Notes") in exchange for $172.5 million of NRF LP's 7.50% exchangeable senior notes due 2031. The indenture for the 3.00% Senior Notes ("3.00% Indenture") has been qualified under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). As a result, NRF has outstanding debt securities that are not also obligations of NRF LP. The 3.00% Senior Notes due 2014 of NRF are not and will not be listed on any securities exchange. NRF has not issued any other indebtedness (other than guarantees of indebtedness of NRF LP). Because the 3.00% Senior Notes are not guaranteed by NRF LP or Sub-REIT,

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2 Because NRF has continuously had a class of securities registered under Section 12 of the Exchange Act, any duty to file reports with the Commission pursuant to Section 15(d) of the Exchange Act has been automatically suspended as provided therein.

they are currently structurally subordinate to the obligations of NRF LP under the Exchangeable Senior Notes and the Junior Subordinated Notes.

As of December 31, 2013, NRF had a total of 3,000,000 warrants outstanding. These warrants were subsequently exercised and NRF common stock has been issued for such warrants. As of June 26, 2014, NRF had issued 7,207,470 equity incentive plan award units consisting of Deferred LTIP Units (described more fully below) and Restricted Stock Units, or RSUs, under an equity based incentive plan approved by NRF's shareholders. NRF has no other units and has no warrants or depositary shares outstanding.

NRF maintains the following registration statements on Form S-3 (collectively, the "Form S-3 Registration Statements"):

(1) an automatic shelf registration statement on Form S-3 (No. 333-190532) registering 35,475,498 shares of NRF common stock pursuant to which NRF may issue stock to holders upon exchange of their outstanding 5.375% exchangeable senior notes,

(2) an automatic shelf registration statement on Form S-3 (No. 333-186743) registering common stock preferred stock, depositary shares, debt securities, warrants and other Units (as defined therein) for issuance from time to time,

(3) a shelf registration statement on Form S-3 (No. 333-184356) registering 13,657,223 shares of NRF common stock pursuant to which NRF may issue stock to holders upon exchange of their outstanding 8.875% exchangeable senior notes,

(4) a shelf registration statement on Form S-3 (No. 333-179646) registering 14,279,846 shares of NRF common stock that may be issued in connection with NRF's Dividend Reinvestment Plan,

(5) a shelf registration statement on Form S-3 (No. 333-146679) registering 10,210,879 shares of NRF common stock pursuant to which NRF may issue stock to holders upon exchange of their outstanding 7.25% exchangeable senior notes, and

(6) a shelf registration statement on Form S-3 (No. 333-180256) pertaining to the shelf registration of common stock, preferred stock, depositary shares, debt securities and warrants or units of NRF that may be issued or sold from time to time.

In addition, NRF maintains the following registration statements on Form S-8 (collectively, the "Form S-8 Registration Statements" and together with the Form S-3 Registration Statements, the "Registration Statements"):

(1) registration statements on Form S-8 (Nos. 333-189016, 333-182067, 333-120025 and 333-143549) registering securities issued pursuant to NRF's NorthStar Realty Finance Corp. Second Amended and Restated 2004 Omnibus Stock Incentive Plan; and

(2) a registration statement on Form S-8 (No. 333-132891) registering securities issued pursuant to NRF's Long-Term Incentive Bonus Plan.

C. NRF LP

NRF LP is NRF's "operating partnership". NRF is the sole general partner of NRF LP and, as of March 31, 2014, owned approximately 97.6% of the limited partnership common units of NRF LP. The remaining partnership interests in NRF LP, as of March 31, 2014, were in the form of 8,104,822 partnership units structured as profits interests ("LTIP Units").[3] LTIP Units are issued pursuant to NRF's equity based incentive compensation plan and are analogous to restricted stock units of NRF. They may be redeemed at the option of the holder for cash or, at the option of NRF, for common stock of NRF. As a result of this conversion right, issuance of LTIP Units effectively changes the percentage ownership of stockholders of NRF as of the date of issuance. Further, the LTIP Units are eligible for dividends from the date of grant. As a result, the LTIP Units are considered a derivative security of the common stock of NRF

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3 This figure excludes Deferred LTIP Units, which are not profits interests, but contractual rights to receive LTIP Units in a new operating partnership formed after the Distribution or, if there is no operating partnership, shares of common stock of New NRF. In addition, Deferred LTIP Unit holders are entitled to an equal number of Deferred LTIP Units of NSAM upon the completion of the Distribution. Because, as discussed in this Part I.C and in Part III.A, below, LTIP Units are economically equivalent to common stock of NRF, which, as discussed in Part III.A, below, is being exchanged on a one for one basis for common stock of New NRF in the NRF/Sub-REIT Merger, the treatment of Deferred LTIP Units in the Reorganization will not have any impact on the assets and liabilities of New NRF, on a consolidated basis, immediately following the Reorganization, as compared to NRF, on a consolidated basis, immediately prior to the Reorganization. As of June 26, 2014, there were 2,271,247 Deferred LTIP Units outstanding.

at issuance and are economically equivalent to common stock of NRF, and the earnings per share of NRF is calculated assuming all LTIP Units are converted to shares of common stock of NRF. Given this treatment, the conversion of LTIP Units into shares of NRF common stock does not dilute shareholders of NRF.

NRF LP is not and has never been a reporting company and has no class of securities registered under any section of the Exchange Act. As of March 31, 2014, NRF LP's consolidated results of operations were the same as the consolidated results of operations reported by NRF in filings with the Commission, except for the allocation by NRF of net income (loss) attributable to LTIP Units, which is separately reflected as a component of non-controlling interest. Such amounts are included as net income (loss) of NRF LP because the LTIP Units represent a portion of NRF LP's consolidated equity. NRF reports net income (loss) for NRF as a consolidated whole, but also separately reports the amount of net income (loss) attributable to NRF's common stockholders and the amount of net income (loss) attributable to non-controlling interests.

In addition, as of March 31, 2014 NRF LP had the following outstanding debt obligations, all of which were issued in offerings exempt from the registration requirements of the Securities Act pursuant to Rule 144A and have not been registered since that time (collectively, the "Exchangeable Senior Notes"): (i) $13.0 million in aggregate principal amount of 7.25% exchangeable senior notes due 2027, (ii) $3.8 million in aggregate principal amount of 8.875% exchangeable senior notes due 2032, and (iii) $208.0 million in aggregate principal amount of 5.375% exchangeable senior notes due 2033. The Exchangeable Senior Notes are unconditionally guaranteed by both NRF and Sub-REIT. Transfers of the Exchangeable Senior Notes are restricted to qualified institutional buyers as defined in Rule 144A of the Securities Act. The Exchangeable Senior Notes are senior to all junior indebtedness of NRF LP, including the Junior Subordinated Notes, and structurally senior to all obligations of NRF, including the 3.00% Senior Notes.

As of March 31, 2014, NRF LP also had obligations under eight series of Junior Subordinated Notes, each series evidencing obligations to one of eight Trusts formed by NRF LP to issue Trust Preferred Securities. In each case, there is one holder of each series of Junior Subordinated Notes—the trust formed to issue the related Trust Preferred Securities. These notes, none of which have been registered under the Securities Act, include (i) Junior Subordinated Notes issued to NorthStar Realty Finance Trust, (ii) Junior Subordinated Notes issued to NorthStar Realty Finance Trust II, (iii) Junior Subordinated Notes issued to NorthStar Realty Finance Trust III, (iv) Junior Subordinated Notes issued to NorthStar Realty Finance Trust IV, which notes are unconditionally guaranteed by NRF, (v) Junior Subordinated Notes issued to NorthStar Realty Finance Trust V, which notes are unconditionally guaranteed by NRF, (vi) Junior Subordinated Notes issued to NorthStar Realty Finance Trust VI, which notes are unconditionally guaranteed by NRF, (vii) Junior Subordinated Notes issued to NorthStar Realty Finance Trust VII, which notes are unconditionally guaranteed by NRF, and (viii) Junior Subordinated Notes issued to NorthStar Realty Finance Trust VIII, which notes are unconditionally guaranteed by NRF. The Junior Subordinated Notes are contractually subordinate to all senior obligations of NRF LP. The Junior Subordinated Notes listed in items (iv) through (viii) above are contractually subordinated to all senior obligations of NRF, which includes the 3.00% Senior Notes.

D. Sub-REIT

Sub-REIT is the wholly-owned direct subsidiary of NRF LP and a majority-owned indirect subsidiary of NRF. Like NRF, Sub-REIT is a REIT holding company, with its principal assets being ownership interests in the equity of its operating subsidiaries. NRF LP owns all of the outstanding shares of common stock of Sub-REIT. For REIT qualification purposes, Sub-REIT has issued 625 shares of Series A Preferred Stock, with a $1,000 liquidation preference, 500 of which are owned by NRF LP and 125 of which are owned by third parties. Like NRF LP, Sub-REIT is not and has never been a reporting company and has no class of securities registered under any section of the Exchange Act.

As of March 31, 2014, Sub-REIT comprised 99.4% of the assets of NRF. The table below reconciles Sub-REIT's assets and results of operations to those of NRF on a consolidated basis.

(dollars in thousands)

Total NorthStar Realty Finance Corp. assets as of March 31, 2014	$ 6,212,818
Cash held at NRF and NRF LP	(8,900)
Investments in and advances to unconsolidated ventures	(3,742)
Real estate securities, available for sale	(17,245)
Deferred costs and intangible assets, net	(8,895)
Other	(801)
Total NRFC Sub-REIT Corp. assets as of March 31, 2014	$ 6,173,235
Net income (loss)	$ (123,106)
Interest expense relating to NRF LP's Exchangeable Senior Notes and Junior Subordinated Notes included in NRF's consolidated statement of operations	12,656
Interest income related to real estate securities, available for sale held at NRF LP	(697)
Unrealized gain (loss) on NRF LP's Junior Subordinated Notes	12,128

and real estate securities, available for sale held at NRF LP	
Loss on extinguishment of Exchangeable Senior Notes and write-off of deferred financing costs	37,878
Other	52
Net income (loss)	$ (61,089)

II. NSAM

NSAM is a newly formed Delaware corporation to which NRF will contribute its asset management business in order to facilitate the distribution of that business to stockholders of New NRF in the Distribution. NSAM will be comprised of NRF's current asset management business (with the exception of that portion of the asset management business that provides collateral management services in connection with certain collateralized debt obligations ("CDOs")) and will include those subsidiaries of NRF required to continue operation of the asset management business as a separate and independent entity, including those subsidiaries currently providing asset management services to the Managed Companies, as well as NorthStar Realty Securities, LLC, NRF's broker-dealer subsidiary. In addition, NSAM will be entitled to fees arising from NRF's strategic arrangement with RXR Realty LLC and from the Healthcare Strategic Partnership as described more fully in NSAM's Form 10 (the "Form 10"), initially filed with the Commission on February 5, 2014 and declared effective by the Commission on June 26, 2014.

The assets to be included in NSAM represented, as of March 31, 2014, less than 1% of the assets of NRF. The revenues associated with the portion of NRF's business to be included in NSAM represented approximately 14% of the total revenues of NRF for 2013 and 13% of the total revenues of NRF for the three months ended March 31, 2014. Tables detailing (i) the assets of NRF as compared to the assets to be included in NSAM as of March 31, 2014 and December 31, 2013, 2012 and 2011 and (ii) the revenues of NRF compared to those of that portion of NRF's business to be included in NSAM for the three months ended March 31, 2014 and the years ended December 31, 2013, 2012 and 2011 are shown below. The amounts below are exclusive of any effect of the Management Contract that will be entered into in connection with the Distribution, as described in Part III.B below.

(dollars in thousands)

	As of March 31,	As of December 31,		
	2014	**2013**	**2012**	**2011**
Total Assets:				
NRF	$ 6,212,818	$ 6,360,050	$ 5,513,778	$ 5,006,437

NSAM	$ 38,222	$ 31,709	$ 20,257	$ 8,315

	Quarter Ended March 31,	Year Ended		
	2014	2013	2012	2011
Total Revenues:				
NRF	$ 172,926	$ 634,774	$ 551,122	$ 523,658
NSAM	$ 23,338	$ 89,938	$ 50,761	$ 13,055

III. THE TRANSACTIONS

A. The Reorganization

(i) Overview

The Reorganization will consolidate NRF's three-tier holding company structure—currently reported on as a single unit in NRF's consolidated financial statements included in NRF's annual and quarterly reports filed with the Commission—into a single-tier holding company. The Reorganization is intended to be effected pursuant to two steps. In the first step, NRF's operating partnership, NRF LP, will merge with and into NRF (the "NRF LP/NRF Merger") with NRF as the surviving entity. In the NRF LP/NRF Merger, each LTIP Unit will be converted into one share of common stock of Sub-REIT. All of the other assets and obligations of NRF LP will become assets and obligations of NRF. The second chart set forth in Exhibit A shows the NRF corporate structure following the NRF LP/NRF Merger, including the securities issued by each entity. It is our opinion that no vote of the holders of limited partnership interests in NRF LP is required in connection with the NRF LP/NRF Merger.

In the second step, the NRF/Sub-REIT Merger, NRF will merge into Sub-REIT, its direct subsidiary, with Sub-REIT surviving as New NRF. The common stockholders of NRF will receive one share of common stock of New NRF for each share of common stock of NRF owned,[4] and all Preferred Stock, other units and debt securities of NRF

4 In connection with, and prior to, the Distribution, NRF expects to effect a 1-for-2 reverse stock split of NRF. It has not been determined at this point whether the reverse stock split will occur before or after the Reorganization, but regardless of when it occurs, the common stockholders of NRF will receive one share of common stock of New NRF for each share of common stock of NRF owned prior

will become preferred stock, other units and debt securities, respectively, of New NRF on substantially identical terms. The 625 shares of Series A Preferred Stock of Sub-REIT will be redeemed for cash. All assets and obligations of NRF will become assets and obligations of New NRF.[5] The board of directors of NRF will become the board of directors of New NRF[6] and the corporate charter and other organizational documents of New NRF will not be materially different from those of NRF. It is the opinion of Venable LLP, NRF's Maryland counsel, that no vote of any common or preferred stockholders of NRF or Sub-REIT is required in connection with the NRF/Sub-REIT Merger.

(ii) Conversion of LTIP Units

As previously noted, in the NRF LP/NRF Merger, holders of the LTIP Units (which may be redeemed at the option of the holder for cash or, at the option of NRF, common stock of NRF) of NRF LP will receive shares of Sub-REIT on a one for one basis and in the NRF Sub-REIT Merger, holders of shares of common stock of NRF will receive shares of Sub-REIT on a one for one basis. As a result, after giving effect to the Reorganization, each LTIP Unit and each share of NRF common stock will become one share of common stock of Sub-REIT. This receipt by LTIP Units of a share of Sub-REIT common stock in the NRF LP/NRF Merger is in lieu of having the LTIP Units converted

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to the Reorganization. No NRF stockholder vote is expected or required in connection with the reverse stock split.

5 New NRF may make itself a holding company by creating a new subsidiary to hold some or all of its assets following the Reorganization. We note that in granting prior requests for relief of the type requested in this letter, the Staff has not attached significance to whether the successor holds the assets and assumes the liabilities of the predecessor directly or indirectly, *see, e.g., Reliant Energy, Inc.* (available December 21, 2012); *Otter Tail Corp.* (available December 19, 2008) ("*Otter Tail*"); *InterDigital Communications Corp.* (available June 25, 2007) ("*InterDigital*"); *Toys R. Us, Inc.* (available December 1, 1995) ("*Toys R. Us*").

6 In connection with the Distribution, to occur immediately following the Reorganization, certain independent directors who are currently on the board of directors of NRF may resign from the board of directors of New NRF and be appointed as directors of NSAM so that, even though there will be some overlap in the boards of New NRF and NSAM, each of New NRF and NSAM will have directors who serve on the board of directors of only one of the companies.

into stock of NRF on a one for one basis in the NRF LP/NRF Merger only to then be converted into shares of Sub-REIT on a one for one basis as part of the NRF/Sub-REIT Merger. The reason for this structuring choice is to ensure that the conversion of LTIP Units into stock of Sub-REIT satisfies the conditions of Section 731 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations thereunder for tax-free treatment to the holders of the LTIP Units. The end result is equivalent, from a corporate law perspective, to the result that would be reached if the LTIP Units were first converted into common stock of NRF in the NRF LP/NRF Merger, and then, as common stock of NRF, subsequently converted into common stock of New NRF in the NRF/Sub-REIT Merger. We are of the opinion that conversion of the LTIP Units in the Reorganization will not dilute the interest of NRF's common stockholders. LTIP Units are issued pursuant to NRF's equity based incentive compensation plan and are analogous to restricted stock units. Issuance of LTIP Units dilutes NRF stockholders as of the date of grant. As a result, the LTIP Units are effectively a derivative security of the common stock of NRF and economically equivalent to common stock of NRF. The subsequent conversion of LTIP Units into NRF common stock is therefore not dilutive so the conversion of the LTIP Units in the Reorganization will not dilute the interest of NRF's common stockholders.

(iii) <u>Assumption of Debt Obligations</u>

At the conclusion of the Reorganization, New NRF will have assumed all of the outstanding debt obligations of NRF LP and NRF. Those debt obligations include (i) each of the three series of Exchangeable Senior Notes, currently obligations of NRF LP and guaranteed by NRF and Sub-REIT, (ii) each of the eight series of Junior Subordinated Notes, currently obligations of NRF LP and certain series of which are guaranteed by NRF, and (iii) the 3.00% Senior Notes, currently obligations of NRF, each described more fully in Parts I.B and I.C of this letter.

The indentures governing each of NRF LP's Exchangeable Senior Notes (collectively, the "ESN Indentures") permit a merger of the issuer into NRF or Sub-REIT so long as, in each case, the successor executes a supplemental indenture to assume all of NRF LP's obligations under the applicable indenture. Upon execution of a supplemental indenture, NRF will succeed to NRF LP under each indenture and be permitted, as the successor issuer, to merge into Sub-REIT in the NRF/Sub-REIT Merger so long as Sub-REIT, as the successor issuer, executes, in each case, a supplemental indenture assuming all liabilities of NRF and all obligations of NRF as guarantor under the relevant indenture. In connection with each execution of a supplemental indenture, an officer's certificate and an opinion of counsel will be delivered to each relevant trustee stating that Sub-REIT, as New NRF, has fulfilled all of the requirements specified in the ESN Indentures to cause it to assume all of the obligations, including the guarantees of NRF, thereunder. Each of the ESN Indentures expressly permit execution of a supplemental indenture to accomplish a permitted transfer without the consent of the holders of the securities issued thereunder and it is therefore our opinion that no vote of the holders of NRF LP's Exchangeable Senior Notes is required in connection with the Reorganization. As noted in Part I.C above, each class of Exchangeable Senior Notes was issued in an offering exempt from the registration requirements of the Securities Act by operation of Rule 144A and the holders thereof may only sell the securities to qualified institutional buyers, as defined in Rule 144A, in transactions qualifying for an exemption from registration under the Securities Act. Therefore, the ESN Indentures are not required to be qualified under the Trust Indenture Act.

The indentures governing each of the Junior Subordinated Notes (collectively the "JSN Indentures") also permit the merger of the issuer into NRF or Sub-REIT so long as, in each case, the successor executes a supplemental indenture to assume all of NRF LP's obligations under the applicable indenture. Upon execution of a supplemental indenture, NRF will succeed to NRF LP under each indenture and be permitted, as the successor issuer, to merge into Sub-REIT in the NRF/Sub-REIT Merger so long as Sub-REIT, as the successor issuer, executes, in each case, a supplemental indenture assuming all obligations of NRF, including NRF's obligations as guarantor, where applicable, under the relevant indenture. In connection with each execution of a supplemental indenture, an officers' (or officer's, as applicable) certificate and an opinion of counsel that Sub-REIT, as New NRF, has fulfilled all of the requirements specified in JSN Indentures to cause it to assume all of the obligations, including NRF's obligations as guarantor, where applicable, thereunder will be delivered to each relevant trustee. Each of the JSN Indentures expressly permit execution of a supplemental indenture to accomplish a permitted transfer without the consent of the holders of the securities issued thereunder and it is therefore our opinion that no vote of the holders of NRF LP's Junior Subordinated Notes is required in connection with the Reorganization. As noted in Part I.C above, none of the Junior Subordinated Notes are registered under the Securities Act and therefore, the JSN Indentures are not required to be qualified under the Trust Indenture Act.

In the NRF/Sub-REIT Merger, Sub-REIT, as New NRF, will also assume NRF's obligations under the 3.00% Indenture. The 3.00% Indenture expressly permits the NRF/Sub-REIT Merger so long as Sub-REIT assumes all of NRF's obligations by executing a supplemental indenture and Sub-REIT plans to execute such a supplemental indenture. In addition, New NRF will provide an officers' certificate and an opinion of its counsel that Sub-REIT as New NRF has fulfilled all of the requirements specified in the 3.00% Indenture to cause Sub-REIT to assume the obligations thereunder. The 3.00% Indenture expressly permits execution of a supplemental indenture to accomplish a permitted transfer without the consent of the holders of the securities issued thereunder. It is our opinion that no vote of the holders of the 3.00% Senior Notes is required in connection with the Reorganization.

At the conclusion of the Reorganization, New NRF will have assumed all of the outstanding debt obligations of NRF LP and NRF, as well as the guarantees of NRF associated therewith. The Junior Subordinated Notes of NRF LP will become junior indebtedness of New NRF, ranking junior to the Exchangeable Senior Notes and the 3.00% Senior Notes. The Exchangeable Senior Notes of NRF LP will become senior obligations of New NRF, ranking senior to the Junior Subordinated Notes and *pari passu* with the 3.00% Senior Notes. The 3.00% Senior Notes of NRF will become senior obligations of New NRF, ranking *pari passu* with the Exchangeable Senior Notes. This set of relative priorities differs from the existing set of relative priorities among the holders of the 3.00% Senior Notes, Exchangeable Senior Notes and Junior Subordinated Notes. Specifically, the 3.00% Senior Notes, which are now structurally subordinate to the Exchangeable Senior Notes and the Junior Subordinated Notes will become *pari passu* with the Exchangeable Senior Notes and senior to the Junior Subordinated Notes. It should be noted that none of these debt securities limit the incurrence of indebtedness in any part of NRF's current three tier structure, so this shifting in relative priorities is in accordance with the rights of each issuer under the applicable instrument.

(iv) Common and Preferred Stock

The conversion of the Preferred Stock of NRF into preferred stock of Sub-REIT in the NRF/Sub-REIT Merger is permitted pursuant to the terms of the Preferred Stock without a vote of the holders of the Preferred Stock.[7] It is planned that Sub-REIT's Series A Preferred Stock will be redeemed by Sub-REIT in connection with the NRF/Sub-REIT Merger. Therefore, with respect to the preferred stockholders of New NRF following the Transactions, NRF's current preferred stockholders as preferred stockholders of New NRF will remain as the only holders of preferred stock of the top holding company in the structure and therefore subordinated to the debt and guarantees of Sub-REIT as New NRF. In addition, following the Transactions, NRF's common stockholders, as stockholders of New NRF, will remain subordinated to NRF's former preferred stockholders (now preferred stockholders of New NRF) as well as all debt obligations of New NRF. In other words, the priority and preference of the common and preferred stockholders of NRF relative to NRF's, NRF LP's and Sub-REIT's other obligations will not change as a result of the Reorganization and Distribution. The issuance of common and preferred stock by Sub-REIT to be exchanged for the common

7 The Articles Supplementary relating to the Preferred Stock are filed as Exhibits to NRF's 10-K (in the case of the Series A, B, C and D Preferred Stock) filed with the Commission on February 28, 2014 and as an Exhibit to the Form 8-A relating to the Series E Cumulative Redeemable Preferred Stock filed with the Commission on May 14, 2014 (in the case of the Series E Preferred Stock).

and Preferred Stock of NRF in the Reorganization has been registered on the Form S-4 Registration Statement, which was initially filed with the Commission on June 12, 2014 and declared effective by the Commission on June 26, 2014.

B. The Distribution

Following the Reorganization, New NRF will complete the Distribution. To effect the Distribution, New NRF will contribute its asset management business to NSAM and subsequently distribute to its common stockholders the common stock of NSAM. As a result of the Distribution, each common stockholder of New NRF will receive shares of NSAM on a one for one basis. The stock of NSAM is expected to be listed on the NYSE. The final chart set forth in Exhibit A shows the NRF corporate structure following the Distribution, including the securities outstanding.

In addition, in connection with the Distribution, NSAM will enter into a management agreement (the "Management Contract") with New NRF for an initial term of 20 years pursuant to which NSAM will manage the assets of New NRF and receive an annual base management fee, calculated and payable quarterly in arrears in cash, equal to the sum of: (i) $100 million; (ii) an additional annual base management fee equal to 1.5% per annum of the sum of certain amounts of capital raised or issued; (iii) an additional annual base management fee equal to the greater of $10 million or the portion of distributable cash flow from NRF's equity interest related to the asset management business of RXR Realty LLC; and (iv) certain incentive fees. In addition to the Management Contract, the following agreements will exist between New NRF and NSAM following the Distribution:

- (1) an indemnification agreement (as part of the Management Contract) whereby New NRF will indemnify NSAM, its directors, officers, employees, partners, managers, members, controlling persons and any other person or entity affiliated with NSAM as asset manager, and hold the same harmless from and against all damages, liabilities, costs and expenses incurred by reason of any pending or threatened action, suit, investigation or other proceedings rising out of the performance of duties under the Management Contract,

- (2) a servicing agreement whereby NSAM will agree to provide servicing support to New NRF's loan origination business for commercial real estate debt,

- (3) a tax disaffiliation agreement to govern each respective party's obligations with respect to taxes arising prior to and as a result of the Distribution, and

- (4) an employee matters agreement which will govern the terms by which NSAM employees participate in benefits plans of New NRF during a transition period following the spin-off.

For reference, attached to this letter as Exhibit A is a diagram showing the corporate structure of NRF, NRF LP and Sub-REIT currently and after each step of the Transactions—the NRF LP/NRF Merger, the NRF/Sub-REIT Merger and the Distribution.

C. **Disclosures**

In connection with the Reorganization and Distribution, NRF and NSAM expect to make or have made the following principal disclosures:

(i) NRF's Annual Report on Form 10-K for the year ended December 31, 2013 (the "NRF 2013 Form 10-K") contains narrative and segment current and historical financial information detailing NRF's asset management business during the years 2013, 2012 and 2011. Such segment financial information includes the business to be transferred to and conducted by NSAM, except as set forth below.

(ii) NRF's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the "NRF Q1 2014 Form 10-Q") containing narrative and segment current and historical financial information detailing NRF's asset management business as will be transferred to and conducted by NSAM following the Distribution except as set forth below.

(iii) The Form 10 (such information statement is being mailed to NRF's stockholders) which includes such information as is customary and required in connection with the Distribution, including, among other things, a detailed description of the Distribution, a detailed description of the businesses, assets and liabilities of NSAM and pro forma financial information pertaining to NSAM for the year ended December 31, 2013 and the quarter ended March 31, 2014. The Form 10 also includes as exhibits the Management Contract, the agreements between NRF and NSAM regarding the principal corporate transactions required to effect the separation of NRF's asset management business and the Distribution, and the other agreements governing the relationship between NRF and NSAM. It is our opinion that the Distribution will be implemented in accordance with the provisions of Staff Legal Bulletin No. 4 ("SLB 4") and, therefore, will not require registration under the Securities Act.

(iv) A Current Report on Form 8-K filed under Items 2.01 and 9.01 by New NRF no later than four business days following the Transactions that will include, among other things, a detailed description of the Transactions and detailed pro forma financial information giving effect to the Distribution.

(v) The Form S-4 Registration Statement registering the issuance of the common and preferred stock of Sub-REIT to be exchanged for the common and Preferred Stock of NRF in the Reorganization, which was declared effective by the Commission on June 26, 2014.

The segment financial information described in clause (i) above in the NRF 2013 Form 10-K and the NRF Q1 2014 10-Q reflects the business to be transferred to and conducted by NSAM except in two respects: (1) NSAM will not take with it that portion of NRF's business that provides collateral management services to CDOs and therefore revenues attributable to collateral management fees related to CDO financing transactions, which are included as revenues of NRF's asset management business in the segment financial information included in the NRF 2013 Form 10-K and the NRF Q1 2014 10-Q will not be transferred to NSAM, and (2) certain administrative costs, including employee salaries, will not have been allocated to the asset management business but will be costs that NSAM would have borne if a separate entity.

With respect to item (1) above, an explanation has been provided by way of a footnote to the segment balance sheet tables explaining the inclusion of the fees related to CDO financing in each of the NRF 2013 10-K and the NRF Q1 2014 10-Q. Should the Staff concur with our opinions and conclusions set forth under Part IV below and confirm that New NRF may rely on the Staff's concurrence to the same extent as NRF, the Form 8-K filing referred to in clause (iv) above, the NRF 2013 Form 10-K referred to in clause (i) above and the NRF Q1 2014 Form 10-Q referred to in clause (ii) above will be incorporated by reference into the Registration Statements as well as in future shelf registration statements to the extent required to give investors an accurate picture of New NRF's business after giving effect to the Distribution. New NRF will also file post-effective amendments to the Registration Statements in accordance with Rule 414(d) providing additional disclosure to such extent as required to ensure that the Registration Statements are not misleading. In addition, New NRF will file all annual, quarterly and current reports required under the Exchange Act. In addition, any appropriate Form 25 and Form 15 filings to terminate registration of NRF's common and Preferred Stock will be made in connection with the Reorganization.

D. Business Reasons for the Transactions

NRF's board of directors believes that the Distribution will deliver value to stockholders by unlocking value in NRF's embedded asset management business by creating an asset-light business model with significant growth potential. NRF's board of directors also believes that the Distribution will increase transparency and clarity around the investment and asset management portions of its existing business, and in so doing allow each surviving entity, New NRF and NSAM, to obtain financing on more favorable terms. In addition, NRF management anticipates that distributing NSAM will enable NSAM to expand its business through organic growth by managing additional investment vehicles and potentially through the acquisition of third-party asset management contracts and businesses.

The Reorganization will enable NRF to distribute the stock of NSAM to the public stockholders of NRF and the holders of interests in NRF LP on the same terms pursuant to the Distribution, rather than requiring two separate distributions of NSAM, e.g., one to the holders of NRF and another to the holders of NRF LP. If the Distribution were accomplished in this manner, a separate registration statement would need to be filed by NSAM so that shares held by the holders of NRF LP would be registered shares, and therefore equivalent to the shares held by the public stockholders of NRF. Moreover, NRF intends for the Distribution to qualify as a tax-free transaction pursuant to Section 368(a)(1)(D) and Section 355(a) of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify under Section 355(a) of the Code and to be tax-free to the stockholders of NRF, each of the controlled entity that is distributed to stockholders and the distributing entity must have been actively engaged in a trade or business for the five years preceding the distribution and continue such trade or business following the distribution. NRF has been actively engaged, through its subsidiary entities, in the asset management and loan origination businesses for the five years preceding the Distribution. Following the Distribution, NSAM will continue the historic asset management business of NRF, and Sub-REIT, as New NRF, will continue the historic loan origination business. Therefore, the requirement that each of the controlled and distributing companies have been engaged in an active trade or business for the five years prior to the Distribution, and will continue to be so engaged following Distribution, will be met. However, NRF has not been directly engaged in these businesses, but rather has been engaged in these businesses indirectly through NRF LP and Sub-REIT, which directly engages in each of these businesses. The tax law is unclear as to whether NRF would be properly treated as engaged in these active trades or businesses for purposes of Section 355(a) of the Code because they were engaged in indirectly through NRF LP and Sub-REIT. Accordingly, to ensure that the Distribution conforms with the requirements of Section 355(a) of the Code, NRF and its tax advisors have determined that it is preferable to NRF and its stockholders for Sub-REIT to effect the Distribution. Accordingly, NRF has structured the Reorganization to ensure that Sub-REIT, as New NRF, is the ultimate parent company at the time of the Distribution.

The Transactions, including the completion of the Reorganization, have been approved by NRF's board of directors. No stockholder vote will be held to approve the

Distribution or the Reorganization because (i) it is the opinion of Venable LLP, NRF's Maryland counsel, that no vote of any common or preferred stockholders of NRF or Sub-REIT is required in connection with the Transactions and (ii) it is our opinion that no vote of the holders of limited partnership interests in NRF LP is required in connection with the Transactions. In addition, no vote of the holders of any of the Exchangeable Senior Notes, the Junior Subordinated Notes or the 3.00% Senior Notes will be sought because it is our opinion that no vote of the holders thereof is required in connection with the Transactions.

IV. REQUEST

On behalf of NRF, we hereby respectfully request an interpretive opinion or a no-action letter from the Staff concurring in each of the following conclusions or opinions, which are discussed more fully below, and that the Staff confirm that New NRF may rely on the Staff's concurrence in such conclusions and opinions to the same extent as NRF:

A. *Rule 12g-3 and 12b-2.* As the successor registrant to NRF following the NRF/Sub-REIT Merger pursuant to Rule 12g-3(a) under the Exchange Act, under Rule 12b-2 of the Exchange Act, New NRF will be a "successor" to NRF and a "large accelerated filer" following the NRF/Sub-REIT Merger.

B. *Forms S-3 and S-8.* Upon completion of the NRF/Sub-REIT Merger, New NRF may include the reporting history of NRF in determining whether New NRF meets the eligibility requirements for the use of registration statements under the Securities Act, including Forms S-3 and S-8.

C. *Rule 414.* Upon completion of the NRF/Sub-REIT Merger, New NRF will constitute a "successor issuer" of NRF for purposes of Rule 414 of the Securities Act and, upon the filing of post-effective amendments thereto, may continue the registered offerings of NRF under the Registration Statements as contemplated by Rule 414.

V. DISCUSSION

A. Rule 12g-3 and Rule 12b-2

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act (in this case, Sub-REIT's common and preferred stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) (in this case, NRF's common stock and Preferred Stock to be exchanged therefor) or Section 12(g), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions that are not applicable here.

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. Rule 12b-2 notes that "[e]xcept for an acquisition of control of a shell company, the term [succession] does not include the acquisition of control of a business unless followed by the direct acquisition of its assets." As set forth in Part I.D. above, NRF and NRF LP have only nominal assets other than the stock of Sub-REIT, and that stock will disappear as part of the NRF/Sub-REIT Merger by operation of Maryland law. However, the consolidated assets and liabilities of New NRF after the Reorganization will be the same as the consolidated assets and liabilities of NRF immediately prior to the NRF/Sub-REIT Merger and the holders of the common stock of NRF immediately prior to the NRF/Sub-REIT Merger will become holders of New NRF in identical proportion immediately following the NRF/Sub-REIT Merger, after giving effect in both cases to the exchange of the LTIP Units for shares of common stock.[8] In addition, the holders of the Preferred Stock of NRF will become holders of preferred stock of New NRF on identical terms and in identical proportion as a result of the Reorganization.[9] The succession here is therefore like that for which the Staff granted relief in *Gastar Exploration USA, Inc.* (available November 26, 2013) ("*Gastar Exploration*"), *GP Strategies Corporation* (available October 4, 2011) ("*GP Strategies*") and *Union Carbide Corporation* (available March 2, 1994) ("*Union Carbide*"). We are of the opinion that the subsequent Distribution should not impact the analysis and note that the Staff has granted similar relief notwithstanding a contemplated close in time spin-off of assets. *See, e.g., Sun Healthcare Group, Inc.* (available September 29, 2010) ("*Sun Healthcare*") (where the Staff permitted the spun-off entity that was to conduct the predecessor's business to become the successor entity pursuant to Rule 12g-3(a)); *Alexander & Baldwin, Inc.*

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8 For a discussion of why the conversion of LTIP Units to common stock during the Reorganization will not have a dilutive effect on the proportional interests of NRF's common stockholders, see Parts I.C and III.A of this letter.

9 Sub-REIT currently has outstanding $625,000 of its Series A Preferred Stock, which is structurally senior to the Preferred Stock of NRF. The Series A Preferred Stock of Sub-REIT will be redeemed in the Reorganization. Because the holders of the Preferred Stock of NRF are currently structurally subordinated to the Series A Preferred Stock of Sub-REIT, it could be posited that the relative priorities of the holders of Preferred Stock of NRF, as holders of the Preferred Stock of New NRF following the Reorganization, will be slightly improved as a result of the Reorganization.

(available April 3, 2012) ("*Alexander & Baldwin*"). We are therefore of the opinion that upon consummation of the Reorganization, the common and preferred stock of New NRF should be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a), and respectfully request that the Staff concur in that opinion.

In addition, the Staff has previously taken the position that a successor issuer would be a successor to the predecessor issuer's status as a large accelerated filer or accelerated filer under Rule 12b-2 of the Exchange Act. *See, e.g., Gastar Exploration, GP Strategies, Alexander & Baldwin.* Here again, we are of the opinion that the subsequent Distribution should not impact the analysis and we note that the Staff has previously granted similar relief notwithstanding a contemplated close in time distribution of assets. *See Alexander & Baldwin.* For these reasons, we are of the opinion that, as successor to NRF, New NRF should be allowed to succeed to NRF's status as a large accelerated filer for the purposes of Rule 12b-2 of the Exchange Act and respectfully request the Staff's concurrence in that opinion.

For the foregoing reasons, we respectfully request that the Staff concur with our opinion that upon consummation of the Reorganization, New NRF common stock and preferred stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a) notwithstanding that NRF LP and NRF have only nominal assets other than stock of Sub-REIT and that those assets will disappear in the Reorganization. We further request that the Staff concur in our opinion that, as successor to NRF, New NRF may succeed to NRF's status as a large accelerated filer for the purposes of Rule 12b-2 under the Exchange Act.

B. Forms S-3 and S-8

We are of the belief that following the NRF/Sub-REIT Merger, New NRF should be entitled to rely on General Instruction I.A.7 to Form S-3 and take into account the reporting history of NRF in determining whether it shall be deemed to have satisfied conditions 1, 2, 3 and 5 to General Instruction I.A of Form S-3 and therefore be eligible to file registration statements using Form S-3.

General Instruction I.A.7 provides:

> If the registrant is a successor registrant, it shall be deemed to have met conditions 1, 2, 3, and 5 above if: (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession.

Should the Staff concur with our view regarding the application of Rules 12g-3(a) and 12b-2 of the Exchange Act above, New NRF will be the successor registrant to NRF immediately following the NRF/Sub-REIT Merger. The assets and liabilities of New NRF at the time of succession will be substantially the same as those of NRF prior to the Reorganization. And although the Reorganization is not primarily for the purposes of changing the state of incorporation and is not a holding company formation in the conventional manner in which new holding companies are often formed, the Reorganization does have the effect of making New NRF the only holding company in a one-tier structure instead of the lowest holding company in a three-tier structure. Therefore, we believe that the Reorganization substantially satisfies the requirements of General Instruction I.A.7(a).

NRF is currently a Form S-3 filer and intends to continue to satisfy the eligibility conditions 1, 2, 3 and 5 of General Instruction I.A until the time of the NRF/Sub-REIT Merger. New NRF will continue to satisfy conditions 1, 2 and 5 of General Instruction I.A after the NRF/Sub-REIT Merger. While New NRF will, in addition, timely file reports required to be filed with the Commission, New NRF will not have done so for a period of 12 months immediately preceding the date of the Reorganization and therefore initially will not be in compliance with condition 3 to General Instruction I.A.

Nevertheless, we believe that NRF should be allowed to rely on General Instruction I.A.7. In support of our request for no-action relief, we note that the NRF/Sub-REIT Merger is not unlike the internal company reorganizations for which the Staff has frequently granted S-3 and S-8 relief in the past. *See, e.g.*, *GP Strategies*; *Union Carbide*. In each case, as here, a holding company merged into its respective wholly owned subsidiary. In each case, as we do here, the registrant argued that compliance with condition 3 of General Instruction I.A. or forcing strict compliance with the letter of I.A.7 would provide no additional protection or disclosure to investors, and in each case, the Staff granted the requested relief. Because NRF has been a reporting company and current in its filings for more than twelve months and further because the business, assets, liabilities and management[10] of NRF will not change as a result of the Reorganization, it

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10 As noted in n.6, above, following the Reorganization and in connection with the Distribution, certain independent directors who are currently on the board of NRF may resign from the board of New NRF and be appointed as directors of NSAM so that, even though there will be some overlap in the boards of New NRF and NSAM, each of New NRF and NSAM will have directors who serve on the board of directors of only one of the companies. Regardless, the majority of the board of directors of NRF immediately prior to the Reorganization will be the majority of the board of directors of New NRF immediately following the Transactions.

is our opinion that adequate information regarding New NRF of the type contemplated by the twelve month prior reporting requirement is already available to the public in the form of NRF's Exchange Act filings. *See Sirius XM Radio Inc.* (available September 30, 2013). We note that (i) stockholders of NRF have historically received information regarding NRF's three-tier structure as if it were a consolidated whole in both narrative and financial disclosures provided in NRF's reports filed with the Commission, (ii) New NRF will have a capital structure nearly identical to that of NRF, NRF LP and Sub-REIT, as reported on a consolidated basis, immediately following the NRF/Sub-REIT Merger (with the only difference being that non-controlling interests are being eliminated in the Reorganization[11]), (iii) the management and the board of directors will not change in the Reorganization – the management and the board of directors of NRF immediately prior to the Reorganization will be the management and board of directors of New NRF immediately following the Reorganization,[12] and (iv) the charter and other organizational documents of New NRF will be the same as the charter and other organizational documents of NRF.

We do not believe that the fact that the Distribution will follow the Reorganization should change the analysis. The Distribution, taken by itself, raises no succession issue and could be accomplished independently of the Reorganization. Moreover, the same quantity and quality of disclosure regarding both the Reorganization and the Distribution will be made available as would be made available if the Reorganization and Distribution were conducted independently of one another. Specifically, the following documents have been or will be filed with the Commission and made publicly available:

(i) the NRF 2013 Form 10-K referred to in clause (i) of Part III.C above, containing narrative and segment current and historical financial reporting of NRF's asset management business;

(ii) the NRF Q1 2014 Form 10-Q referred to in clause (ii) of Part III.C above, which contains narrative and segment current and historical financial information regarding the business to be transferred to NSAM;

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11 For a discussion of why the conversion of LTIP Units to common stock during the Reorganization will not have a dilutive effect on the proportional interests of NRF's common stockholders, see Parts I.C and III.A of this letter.

12 See n.10, above.

(iii) the Form 10 referred to in clause (iii) of Part III.C above, initially filed on February 5, 2014 and which was declared effective by the Commission on June 26, 2014; and

(iv) the Current Report on Form 8-K referred to in clause (iv) of Part III.C above, to be filed by New NRF describing the Reorganization and containing detailed pro forma financial information giving effect to the Distribution.

(v) the Form S-4 Registration Statement referred to in clause (v) of Part III.C above registering the issuance of common and preferred stock of Sub-REIT to be exchanged for the common and Preferred Stock of NRF in the Reorganization, which was declared effective by the Commission on June 26, 2014.

Further, the Transactions, as structured, will provide NRF and its investors the benefits described in Part III.D above. Denying Form S-3 eligibility to New NRF would provide no useful protection for investors.

Accordingly, we believe that the Reorganization and Distribution should be viewed as two separate transactions for the purpose of determining eligibility for the use of Form S-3—a reorganization, best assessed under the rubric above, and the separate distribution, which raises no succession related issues. We note that the Staff has previously granted relief in other instances in spite of the fact that a reorganization was followed by or followed a close in time separation or disposition of assets. *See Sun Healthcare*; *Alexander & Baldwin*; *Ashland Inc.* (available August 8, 2005) ("*Ashland*").

We also note that the Staff has appeared to assess reorganizations separately and distinctly from close in time material transactions for the purposes of granting similar relief in the past. Specifically, the Staff granted Form S-3 relief in *GrafTech International Ltd.* (available November 4, 2010), where GrafTech engaged in a holding company reorganization in order to facilitate optimal structuring of an acquisition to be completed directly following the reorganization. The Staff did so notwithstanding that the assets and liabilities of the successor were different than that of the predecessor immediately following completion of the contemplated transactions. GrafTech argued, as we do here, that the transaction could have been structured so as to avoid any succession issues and that the transaction structure did not materially impact the amount or quality of information investors would receive about either the reorganization or the subsequent acquisition. The Staff also granted relief in *Jazz Pharmaceuticals, Inc.* (available January 12, 2012) on similar facts.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that New NRF may rely on General Instruction I.A.7 and take into account the reporting history of NRF in determining whether New NRF meets the eligibility requirements set forth in the General Instructions of Form S-3. We also request that the Staff concur in our view that New NRF "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8.

C. Registration Statements and Rule 414.

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer for the purposes of changing its form of organization, a registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement, provided that the four conditions enumerated in Rule 414 are satisfied. Those conditions are:

> (a) Immediately prior to the succession, the successor issuer had no assets or liabilities other than nominal assets or liabilities;
>
> (b) The succession was effected by the merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer;
>
> (c) The succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Securities Exchange Act of 1934 . . . or information was furnished to security holders pursuant to Section 14(c) of the Securities Exchange Act of 1934; and
>
> (d) The successor issuer has filed an amendment to the registration statement expressly adopting such statements as its own registration statement for all purposes of the Act and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the registration statement from being misleading in any material respect . . . .

In effecting the NRF/Sub-REIT Merger, NRF and New NRF will not be in literal compliance with Rule 414(a) or (c). However, we note that the Staff has frequently granted the requested relief in spite of lack of literal compliance with the various Rule 414 conditions. As discussed below, we believe there is prior no action letter support for the relief requested by NRF and New NRF despite noncompliance with each of Rule 414(a) and (c).

Again, as a general matter, we highlight that NRF could effect the Transactions without raising any succession issue. If NRF were to survive the NRF/Sub-REIT Merger instead of New NRF, then, at the conclusion of the Transactions, NRF would continue as a registrant without any resulting impact on the effectiveness of the Registration Statements. Similarly, the Distribution, considered alone, does not raise the succession issues under Rule 414. Those paths to the Distribution, however, do not provide the same high level of assurance that the Distribution qualifies as a tax free transaction under Sections 368(a)(1)(D) and Section 355(a) of the Code. Forcing technical compliance with Rule 414 will provide no additional protection to investors but may serve to deny NRF's current investors from realizing the benefits of the Distribution to the fullest possible extent.

A. *Rule 414(a)*: Sub-REIT will possess more than nominal assets and liabilities prior to the NRF/Sub-REIT Merger. Indeed, Sub-REIT currently holds substantially all of the assets of NRF and will continue to do so up to and (as New NRF) following the Reorganization. However, because NRF's three-tier structure is reported on a consolidated basis as one operative unit and further because, immediately after the NRF/Sub-REIT Merger, the business of New NRF will be substantially the same, conducted under substantially the same governance rules, run by an identical management team and run under a board of directors at least a majority of whose members were members of the NRF board of directors, we believe that technical compliance with Rule 414(a) should not be required. The Staff has frequently granted no-action relief with respect to Rule 414(a) in similar internal company reorganizations. *See, e.g., GP Strategies*; *Mosaic Co.* (available February 3, 2011); *Newmont Mining Corp.* (available April 27, 2000); and *Union Carbide*. In each of these instances, either an operating subsidiary or a subsidiary holding company succeeded to the registrant and was permitted to succeed to the registrant's then-current effective registration statements despite having held more than nominal assets prior to the succession.

B. *Rule 414(b)*: It is our opinion that the NRF/Sub-REIT Merger is being effected pursuant to the provisions of the MGCL permitting the merger of a parent company into its subsidiary without a vote of stockholders. In the NRF/Sub-REIT Merger, New NRF will, by operation of law, acquire all of the assets and assume all of the liabilities of NRF, the predecessor. For the reasons stated herein, we do not believe the fact of the subsequent Distribution should impact the analysis under Rule 414(b).

C. *Rule 414(c)*: The NRF/Sub-REIT Merger will not be put to a vote of the stockholders because it is the opinion of Venable LLP, NRF's Maryland counsel, that no vote of any common or preferred stockholders of NRF or Sub-REIT is required under the relevant provisions of the MGCL. For that reason, NRF will not be in literal compliance with Rule 414(c). Nevertheless, we note that the Staff has frequently granted relief in spite of non-compliance with 414(c) where no stockholder vote was required under the applicable corporate law. *See, e.g., Sirius XM Radio Inc.* (available September 30, 2013); *Otter Tail*; *InterDigital*; *Toys R. Us*.

We are conscious that the fact of the Distribution following the NRF/Sub-REIT Merger could be considered to impact the Rule 414(b) analysis. We believe, however, that the two transactions—a merger in which the successor will succeed to all assets and liabilities of its predecessor and the separate Distribution, which raises no succession issues—should be viewed independently of one another for the purposes of evaluation under Rule 414(b). The Staff has appeared to endorse this approach by granting relief in prior instances where a reorganization was followed by or followed close in time to a separation or distribution of assets. *See Sun Healthcare*; *Ashland*; *Alexander & Baldwin*.

Sun Healthcare involved a restructuring of Sun Healthcare Group, Inc. ("Sun Healthcare") followed immediately by a distribution of Sun Healthcare's real estate assets as a separate publicly traded company to Sun Healthcare's stockholders. As part of the restructuring, Sun Healthcare's wholly owned subsidiary ("New Sun") was to assume the business and all of the assets and liabilities of Sun Healthcare other than the real estate assets and mortgages associated therewith. New Sun was to effectively replace Sun Healthcare, and be renamed Sun Healthcare Group, Inc. The Staff granted relief under Rule 414 in spite of the simultaneous spinoff of Sun Healthcare's real estate assets as a separate publicly traded company.

In *Ashland*, a reorganization and sale of certain segments of the predecessor's business occurred close in time and as part of one continuous disposition transaction. Ashland argued that Rule 414 relief was warranted notwithstanding that, taking the transaction as a whole, the surviving entity would not hold all of the assets and liabilities of its predecessor. Ashland took the view that the appropriate way to assess the transaction under Rule 414 was to break the transaction down into its constituent steps and apply Rule 414 to each individual step rather than to the transaction as a whole. The Staff granted the requested relief notwithstanding the fact that, viewing the transactions as a whole, the successor registrant did not succeed to all assets and liabilities of the predecessor. Here, as in *Ashland*, the constituent pieces of the Transactions satisfy Rule 414's requirements—the NRF/Sub-REIT Merger, taken by itself, satisfies Rule 414(b) and should be deemed to satisfy Rule 414(a) and (c) for the reasons stated above. The subsequent Distribution, taken by itself raises no succession issues. In addition, we note that in *Ashland Inc.*, the assets transferred in the overall transaction represented over a third of assets of the predecessor in each of the five years leading up to the request for relief. Here, the assets constituting the distributed business will represent and have historically represented less than 1% of NRF's total assets.

Similarly, in *Alexander & Baldwin* the registrant requested Rule 414 no action relief for a reorganization notwithstanding a proposed subsequent distribution of assets.

The registrant argued that the distribution was best viewed independently of the reorganization for the purposes of evaluating the reorganization under Rule 414, and, as in *Ashland*, the Staff granted the requested no-action relief. While the spin-off in *Alexander & Baldwin* was to occur later in time, was not interdependent with the reorganization and was subject to various conditions, the similarities in considerations from a disclosure perspective make the scenario at issue in *Alexander & Baldwin* like that at issue here. In *Alexander & Baldwin*, as here, (i) the transaction could have been conducted in a manner that did not raise succession issues but was not for efficiency purposes, and (ii) the proposed transaction structure did not materially alter the quantity and quality of the disclosure regarding either the reorganization or the subsequent separation.

We again emphasize that investors will receive ample disclosure with which to evaluate an investment in New NRF following the Distribution through filings to be made with the Commission and/or to be incorporated by reference into the Registration Statements. And we again emphasize that the disclosures by New NRF will essentially be a continuation of the disclosures that would be made by NRF if the Reorganization were not to occur. As discussed in Part III.C above, investors will receive disclosure regarding the Distribution and its effect on the business of NRF via (a) the NRF 2013 Form 10-K referred to in clause (i) of Part III.C above containing narrative and segment current and historical financial reporting of NRF's asset management business, (b) the NRF Q1 2014 Form 10-Q referred to in clause (ii) of Part III.C above containing narrative and segment current and historical financial information regarding the business to be transferred to NSAM, (c) the Form 10 referred to in clause (iii) of Part III.C above, initially filed on February 5, 2014 and which was declared effective by the Commission on June 26, 2014, and (d) the Current Report on Form 8-K referred to in clause (iv) of Part III.C above, to be filed by New NRF describing the Reorganization and containing detailed pro forma financial information giving effect to the Distribution and (e) the Form S-4 Registration Statement referred to in clause (v) of Part III.C above registering the issuance of common and preferred stock by Sub-REIT to be exchanged for the common and Preferred Stock of NRF in the Reorganization, which was declared effective by the Commission on June 26, 2014. Items (a), (b) and (d) will be incorporated by reference into the Registration Statements should the Staff grant the requested relief, and, in addition, New NRF will file the required post-effective amendments contemplated by Rule 414(d) containing such information necessary to prevent the Registration Statements from being misleading in any material respects. Moreover, we fully expect that the market will begin pricing the stock of NRF giving effect to the Distribution as of the record date in advance of the date of the Distribution as a result of trading in shares of NRF with or without a Distribution preference.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Registration Statements shall be deemed to be the corresponding registration statements of New NRF as the successor issuer for the purposes of continuing the offerings contemplated thereby as provided in Rule 414 and that New NRF may file post-effective amendments to the Registration Statements as contemplated by Rule 414.

VI. CONCLUSION

On behalf of NRF, we respectfully request the concurrence of the Staff in each of the conclusions and opinions listed in Part V. We also request that the Staff confirm that New NRF may rely on the Staff's concurrence in such conclusions and opinions to the same extent as NRF. Because NRF will not proceed with the Reorganization as contemplated until the outcome of this request is known, we hereby respectfully request that this matter be given expedited consideration by the Staff. If the Staff does not concur in any of our conclusions, opinions or any other matters discussed in this letter, we would appreciate an opportunity to discuss them with the Staff prior to any written response to this letter.

If you have any questions or you require additional information concerning this letter or any matter discussed herein, please contact the undersigned at (212) 558-4312. Please indicate your receipt of this letter by sending a reply email to Robert W. Downes at downesr@sullcrom.com.

Very truly yours,

Robert W. Downes

cc: Ronald J. Lieberman
(NorthStar Realty Finance Corp.)

Exhibit A



Current Corporate Structure
Common Stock
Series A-E Preferred Stock
NRF
3.00% Senior Notes
97.6%
NRF LP
LTIP Units
2.4%
Exchangeable Notes
Junior Subordinated notes
Common Stock
Preferred Stock
Preferred Stock
NRFC Sub-REIT
All Other NorthStar Businesses
Asset Management Business

SC1:3594048.14



Corporate Structure Following NRF LP/NRF Merger
Common Stock
Junior Subordinated Notes
3.00% Senior Notes
Series A-E Preferred Stockholders
Exchangeable Notes
NRF
LTIP Units Convert to Common Stock
Common Stock
Preferred Stock
Preferred Stock
NRFC Sub-REIT
All Other NorthStar Businesses
Asset Management Business

SC1:3594048.14


Corporate Structure following NRF/Sub-REIT Merger
Junior Subordinated Notes
Common Stock
Series A-E Preferred Stock
3.00% Senior Notes
Exchangeable Notes
NRFC Sub-REIT/New NRF
All Other NorthStar Businesses
NorthStar Asset Management Business[1]

[1] NSAM, a newly-formed Delaware corporation, is a wholly-owned subsidiary of NRFC Sub-REIT Corp. Upon completion of the Distribution, New NRF will contribute its asset management business to NSAM, whose shares will be distributed to the common stockholders of New NRF.

SC1:3594048.14


Immediately Post Distribution
Series A-E Preferred Stocks
Exchangeable Senior Notes
Public Common Stock
Asset Management Services
3.00% Senior Notes
New NRF
NSAM
Asset Management Fees
Junior Subordinated Notes
All Other NorthStar Businesses
Former Asset Management Business of NorthStar